UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
BARE ESCENTUALS, INC.
(Name of Subject Company)
BARE ESCENTUALS, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
067511 10 5
(CUSIP Number of Class of Securities)
Deanna Chechile
Vice President & General Counsel
71 Stevenson Street, 22nd Floor
San Francisco, California 94105
(415) 489-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
SIGNATURE

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Bare Escentuals, Inc. (the “Company”). The Schedule 14D-9 relates to the offer by Shiseido Company, Limited, a Japanese corporation (“Parent”), through its wholly-owned subsidiary, Blush Acquisition Corporation, a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for, with respect to each share, the right to receive $18.20 in cash, without interest, upon the terms and subject to the conditions set forth in Parent’s Offer to Purchase, dated January 25, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment No. 1 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information
Section (g) of Item 8 captioned “Certain Litigation” is hereby amended and restated as follows:
     “Lawsuits have been filed in connection with the Offer. On January 19, 2010, a putative stockholder class action lawsuit styled Keeler v. Bare Escentuals, Inc., et al., Civil Action No. CGC-10-496125, was filed in the California Superior Court in San Francisco against the Company, the members of its Board of Directors, and Purchaser. The plaintiff, purportedly on behalf of a class of stockholders, alleges that the directors of the Company breached their fiduciary duties by agreeing to the Merger Agreement, and that the Company and non-party Parent aided and abetted those alleged breaches of duty. The Keeler complaint includes no specific claims against Purchaser. The Keeler complaint seeks injunctive relief, as well as an award of unspecified damages, attorneys’ fees and costs.
     On January 22, 2010, a second putative stockholder class action styled Sonar Radio Corp. v. Bare Escentuals, Inc., et al., Civil Action No. CGC-10-496201, was filed in the same Court, against the Company, the members of its Board of Directors, Parent and Purchaser. The Sonar Radio complaint makes substantially the same allegations as the Keeler complaint, though adding Parent as a party and alleging it and Purchaser aided and abetted alleged breaches of duty by the directors of the Company, and seeks similar relief.
     On January 26, 2010, a third putative stockholder class action complaint was filed in the California Superior Court in San Francisco against the Company, the members of its Board of Directors, Parent and Purchaser, captioned Stephen Carlson v. Bare Escentuals, Inc. et al., case no. CGC-10-496274. The plaintiff in this action purports to sue on behalf of a class of stockholders of the Company and alleges breach of fiduciary duty against the directors of the Company. The suit further alleges that Purchaser aided and abetted the breaches of fiduciary duty by the directors of the Company. Although the Company and Parent are named as defendants, no specific allegations are made against them. The complaint seeks damages in an

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unspecified amount, preliminary and permanent injunctive relief, and attorneys’ fees and costs. The complaint also seeks class certification, declaratory relief, imposing a constructive trust upon any profits improperly received as a result of the transaction and such other equitable relief as the court may find just and proper.
     The defendants believe that the lawsuits are without merit and intend to defend them vigorously.”

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Myles McCormick
	Name:	Myles McCormick
	Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer

Dated: January 28, 2010